SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 8)1

Centennial Communications Corp.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

15133V 20 8

(CUSIP Number)

Welsh, Carson, Anderson & Stowe 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: David Mintz Tel. (212) 893-9500	William J. Hewitt, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000

_________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 24, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D,

and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or

13d-1(g), check the following box ☐.

_________________________

1 remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 15133V 20 8	Page 2 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Welsh, Carson, Anderson & Stowe VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	31,122,000 shares of Common Stock
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	31,122,000 shares of Common Stock
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	31,122,000 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11)	29.0%
14)	Type of Reporting Person	PN

CUSIP NO. 15133V 20 8	Page 3 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS Information Partners, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	204,669 shares of Common Stock
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	204,669 shares of Common Stock
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	204,669 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11)	less than 0.1%
14)	Type of Reporting Person	PN

CUSIP NO. 15133V 20 8	Page 4 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS Capital Partners III, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	4,879,521 shares of Common Stock
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	4,879,521 shares of Common Stock
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,879,521 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11)	5.0%
14)	Type of Reporting Person	PN

CUSIP NO. 15133V 20 8	Page 5 of 8 Pages

Amendment No. 8 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 19, 1999, Amendment No. 1 thereto filed on January 22, 2003, Amendment No. 2 thereto filed on June 9, 2003, Amendment No. 3 thereto filed on September 15, 2003, Amendment No. 4 thereto filed on August 1, 2006, Amendment No. 5 thereto filed on April 12, 2007, Amendment No. 6 thereto filed on April 25, 2007 and Amendment No. 7 thereto filed on July 11, 2007 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The information set forth below is based on an approximate total of 106,059,000 shares of Common Stock outstanding as of the date of this statement.

(a)

WCAS VIII and VIII Associates

WCAS VIII owns 31,122,000 shares of Common Stock, or approximately 29.0% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

WCAS CP III and CP III Associates

WCAS CP III owns 4,879,521 shares of Common Stock, or approximately 5.0% of the Common Stock outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

WCAS IP and INFO Partners

WCAS IP owns 204,669 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

Managing Members of VIII Associates and CP III Associates and General Partners of INFO Partners

CUSIP NO. 15133V 20 8	Page 6 of 8 Pages

(i) Patrick J. Welsh owns 778,231 shares of Common Stock, or approximately 1.0% of the Common Stock outstanding.

(ii) Russell L. Carson owns 778,231 shares of Common Stock, or approximately 1.0% of the Common Stock outstanding.

(iii) Bruce K. Anderson owns 747,523 shares of Common Stock, or approximately 1.0% of the Common Stock outstanding.

(iv) Thomas E. McInerney 741,490 shares of Common Stock, or approximately 1.0% of the Common Stock outstanding.

(v) Robert A. Minicucci owns 250,299 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(vi) Anthony J. deNicola directly beneficially owns 95,956 shares of Common Stock and indirectly beneficially owns 57,151 shares of Common Stock held by deNicola Holdings, L.P., or, in the aggregate, less than 0.1% of the Common Stock outstanding.

(vii) Paul B. Queally owns 151,513 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(viii) Jonathan M. Rather owns 20,668 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ix) D. Scott Mackesy owns 18,177 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(x) John D. Clark owns 7,944 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(xi) Sanjay Swani owns 7,944 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

WCAS Management Corporation

WCAS Management Corporation, which is affiliated with WCAS VIII, WCAS CP III and WCAS IP, and whose controlling stockholders are Patrick J. Welsh , Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney and Robert A. Minicucci, owns 8,743 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b) The managing members of VIII Associates and CP III Associates and the general partners of INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS

CUSIP NO. 15133V 20 8	Page 7 of 8 Pages

CP III and WCAS IP, respectively. Each of the managing members of VIII Associates and CP III Associates and the general partners of INFO Partners disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of VIII Associates and/or CP III Associates and/or as a general partner of INFO Partners, as the case may be, in the securities owned by WCAS VIII, WCAS CP III and/or WCAS IP.

(c) On July 24, 2007 WCAS VIII distributed in kind 6,000,000 shares of Common Stock to its partners, including 690,200 shares to VIII Associates (the "GP shares"), and immediately thereafter VIII Associates distributed such GP shares to its partners.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS CP III or WCAS IP.

(e) Not Applicable.

CUSIP NO. 15133V 20 8	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2007

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
By:	/s/ David Mintz
Attorney-in-Fact

WCAS CAPITAL PARTNERS III, L.P.
By:	/s/ David Mintz
Attorney-in-Fact

WCAS INFORMATION PARTNERS, L.P.
By:	/s/ David Mintz
Attorney-in-Fact